SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

Sungy Mobile Limited
(Name of Issuer)

Class B Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

86737M 100
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐        Rule 13d-1(b)
☐        Rule 13d-1(c)
☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G CUSIP No. 86737M 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBC Mobile Venture Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,583,161
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,583,161
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,583,161
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13G CUSIP No. 86737M 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) China Broadband Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,583,161
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,583,161
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,583,161
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13G CUSIP No. 86737M 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBC Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,583,161
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,583,161
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,583,161
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13G CUSIP No. 86737M 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBC Ultimate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,583,161
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,583,161
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,583,161
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13G CUSIP No. 86737M 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Info Expert Service Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,583,161
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,583,161
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,583,161
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13G CUSIP No. 86737M 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Suning Tian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,583,161
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,583,161
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,583,161
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1(a)	Name of Issuer

Sungy Mobile Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices

Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road
Yuexiu District, Guangzhou 510055, People’s Republic of China

Item 2(a)	Name of Person Filing

1.	CBC Mobile Venture Limited
2.	China Broadband Capital Partners, L.P.
3.	CBC Partners L.P.
4.	CBC Ultimate LLC
5.	Info Expert Service Ltd.
6.	Suning Tian

Item 2(b)	Address of Principal Business Office

The principal business office of each of the filing persons is Unit 906, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong.

Item 2(c)	Citizenship

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities

Class B Ordinary Shares, par value US$0.0001 per share.

Item 2(e)	CUSIP Number

86737M 100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act;

(b)	☐	A bank as defined in Section 3(a)(6) of the Act;

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of the Class B ordinary shares of the Issuer by the reporting persons filing this statement is provided as of December 31, 2013. The percentage amounts are based on the Issuer having a total of 58,995,186 shares of Class A ordinary shares and 141,435,672 shares of Class B ordinary shares outstanding as of December 31, 2013.

Amount beneficially owned:

CBC Mobile Venture Limited (“CBC”) holds of record 20,583,161 Class B ordinary shares. China Broadband Capital Partners, L.P. (“China Broadband”) is the sole shareholder of CBC. CBC Partners L.P. (“CBC Partners”) is the general partner of China Broadband. CBC Ultimate LLC (“CBC Ultimate”) is the general partner of CBC Partners. Info Expert Service Ltd. (“Info Expert”) is the sole shareholder of CBC Ultimate.  Suning Tian controls Info Expert.

(b) Percent of class:

See Item 11 of each cover page.

(c) Number of shares as to which such person has:

(i): Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Share power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or direct the disposition:

See Item 7 of each cover page.

(iv) Shared power to dispose or direct the disposition:

See Item 8 of each cover page.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2014

CBC Mobile Venture Limited

By:	/s/ Suning Tian
Name: Suning Tian
Title: Director

China Broadband Capital Partners, L.P.

By:	/s/ Suning Tian
Name: Suning Tian
Title: Authorized Signatory

CBC Partners L.P.

By:	/s/ Suning Tian
Name: Suning Tian
Title: Authorized Signatory

CBC Ultimate LLC

By:	/s/ Suning Tian
Name: Suning Tian
Title: Director

Info Expert Service Ltd.

By:	/s/ Suning Tian
Name: Suning Tian
Title: Director

Suning Tian

/s/ Suning Tian

EXHIBITS

99.1	Joint Filing Agreement, dated April 23, 2014, among CBC Mobile Venture Limited, China Broadband Capital Partners, L.P., CBC Partners L.P., CBC Ultimate LLC, Info Expert Service Ltd. and Suning Tian.